As filed with the Securities and Exchange Commission on September 22, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

FOXHOLLOW TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-3252085
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

740 Bay Road

Redwood City, California 94063-2469

(650) 421-8400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John B. Simpson, M.D., Ph.D.

Chief Executive Officer

FoxHollow Technologies, Inc.

740 Bay Road

Redwood City, California 94063-2469

(650) 421-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Philip H. Oettinger, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

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If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $0.001 par value per share	389,653 shares	$29.33(1)	$11,428,523	$1,223

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices on The NASDAQ Global Market on September 20, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

(Subject to Completion, dated September 22, 2006)

389,653 Shares

Common Stock

This prospectus relates to the offer and sale of up to 389,653 shares of our common stock under this prospectus by the selling stockholders identified in the “Selling Stockholders” section of this prospectus or their transferees, pledgees, donees or successors-in-interest, which offer and sale is not being underwritten. The selling stockholders may sell these shares from time to time on or off The NASDAQ Global Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. We issued these shares of our common stock to the selling stockholders in connection with our acquisition of Kerberos Proximal Solutions, Inc. on September 12, 2006.

For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 18. The prices at which the selling stockholders may sell the shares will be determined by the selling stockholders or their transferees. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our common stock is listed on The NASDAQ Global Market, or NASDAQ, under the symbol “FOXH.” On September 20, 2006, the last sale price of our common stock was $29.04 per share.

Our principal executive office is located at 740 Bay Road, Redwood City, California 94063-2469. Our telephone number is (650) 421-8400.

Investing in our stock involves certain material risks. See “ Risk Factors” beginning on page 1.

The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2006

i

PROSPECTUS SUMMARY

The items in the following summary should be read together with the more detailed information regarding our company and the common stock being sold in this offering. This summary provides an overview of selected information and does not contain all of the information you should consider before investing in our common stock. Please read the entire prospectus carefully.

Business of FoxHollow

We design, develop, manufacture and sell medical devices primarily for the treatment of peripheral artery disease. PAD results from the accumulation of plaque in arteries, most commonly occurring in the pelvis and legs. Plaque accumulation, known as atherosclerosis, causes the narrowing of arteries, thereby reducing the flow of oxygenated blood to tissue and organs. Left untreated, PAD increases the risk of heart attack, stroke, amputation or death. Our first product, the SilverHawk Plaque Excision System, is a minimally-invasive, disposable catheter system that treats PAD by removing plaque in order to reopen narrowed or blocked arteries. In June 2003, the FDA granted us 510(k) clearance to market the SilverHawk in the United States for treatment of atherosclerosis in the peripheral vasculature. We commenced full commercial introduction of the SilverHawk in the United States in January 2004. We were incorporated in Delaware as ArterRx, Inc. We changed our name to FoxHollow Technologies, Inc. in October 1996.

PAD affects approximately 12 million people in the United States. PAD becomes more common with age and affects approximately 20% of the U.S. population over 70. Growth in the prevalence of diabetes and obesity, which are risk factors for PAD, is also contributing to an increase in the prevalence of PAD. PAD is currently underdiagnosed and undertreated. There are approximately 2.5 million people in the United States diagnosed with PAD. We believe that several factors are contributing to a growing diagnosed patient population, including increasing public and physician awareness, evolving physician practice patterns, and increasing diagnostic screening for PAD. Treatment for the approximately 2.5 million people in the United States diagnosed with PAD depends on the severity of the disease. Physicians typically treat patients with mild to moderate PAD through non-invasive management, including lifestyle changes and drug treatment, and, if symptoms worsen, they may recommend interventional procedures, including angioplasty and stenting, or surgical procedures, including bypass grafting and amputation.

The SilverHawk represents an approach to the treatment of PAD that we believe offers significant benefits. Unlike most treatments for PAD that leave plaque behind, the SilverHawk is designed for removal of plaque from artery walls with minimal vascular trauma. Use of the SilverHawk does not involve stretching of the artery walls that can lead to dissection or perforation.

Our second product, the Rinspiration Catheter System (the “Rinspiration System”), is a catheter system that assists physicians to deliver specified fluids to a target site to provide a simultaneous spray-action rinse and powerful aspiration that clears away emboli and thrombi from coronary and peripheral vessel walls. The Rinspiration System was first used in humans in 2003, with a patient registry of more than 100 patients completed by 2005. FDA approval for coronary and peripheral use of the Rinspiration System was obtained in September 2004 and commercialization of the Rinspiration System in the United States commenced in the second quarter of 2005. On September 12, 2006 we acquired Kerberos Proximal Solutions, Inc, which developed the Rinspiration System.

We market the SilverHawk and the Rinspiration System through our direct sales force in the United States primarily to interventional cardiologists, as well as to vascular surgeons and interventional radiologists. Reimbursement claims for the SilverHawk procedure are typically submitted by the hospital and physician to Medicare or other third-party payors using established billing codes for atherectomy procedures.

Reimbursement claims for the Rinspiration System are typically submitted by the physician to Medicare or other third-party payors using established billing codes for thrombectomy procedures. For the year ended December 31, 2005, we sold over 49,000 SilverHawk devices, and ended the year with more than 1,000 current hospital customers in the United States. We have just begun to sell the Rinspiration System following our acquisition of Kerberos Proximal Solutions.

In September 2005, we entered into a Collaboration and License Agreement with Merck & Co. Inc., (the “Merck Collaboration Agreement”) through which we agreed with Merck to collaborate on the analysis of atherosclerotic plaque removed from patient arteries with the goal of identifying new biomarkers for atherosclerotic disease progression. As part of this research collaboration, we provide Merck with exclusive access to existing atherosclerotic plaque samples collected from patients having vascular disease using the SilverHawk Plaque Excision System as well as new samples to be collected pursuant to agreed upon protocols and criteria. We may derive further revenue from Merck for milestone payments based on the progress of clinical development of any pharmaceutical or diagnostic products arising from work under the research collaboration, as well as royalties on sales of any such products. The Merck Collaboration Agreement terminated on September 15, 2006. We are currently engaged in ongoing discussions and negotiations with Merck regarding the renewal and extension of this collaboration.

Corporate Information

Our principal executive office is located at 740 Bay Road, Redwood City, California 94063-2469. Our telephone number is (650) 421-8400. Our website is located at www.foxhollowtech.com. The information contained on our website is not a part of this prospectus.

FOXHOLLOW, SilverHawk, NightHawk, and Rinspiration are trademarks of our company. FOXHOLLOW, SilverHawk, and Rinspiration are registered trademarks of our company with the U.S. Patent and Trademark Office. We are in the process of registering our trademark, NightHawk, with the U.S. Patent and Trademark Office. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by the selling stockholders	389,653 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

The NASDAQ Global Market symbol	FOXH

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document and that information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference. In this prospectus and any prospectus supplement, unless otherwise indicated, “FoxHollow,” “we,” “us” and “our” refer to FoxHollow Technologies, Inc. and do not refer to the selling stockholders.

RISK FACTORS

The items in the following summary should be read together with the more detailed information regarding our company and the common stock being sold in this offering. This summary provides an overview of selected information and does not contain all of the information you should consider before investing in our common stock. Please read the entire prospectus carefully.

Factors Affecting Future Operating Results

We have a new management team and may experience instability as a result.

In December 2005 our president and chief executive officer retired from our company. Since that time, our vice president of sales and vice president of marketing have resigned and we chose to replace our chief operating officer. Additionally, we created a leadership committee consisting of our new chief operating officer, our chief financial officer and our president of strategic operations. In June 2006, our founder Dr. John Simpson was appointed as chief executive officer. In the event that this management structure does not stabilize our company, other officers and employees may choose to leave the company and our revenues and stock price may decline as a result.

Our involvement in arbitration or litigation as a result of the management changes that have taken place and lawsuits related to those changes may further depress the price of our stock.

We are the subject of litigation by stockholders who have suffered losses in the value of our stock during this period of transition, and we may become involved in costly arbitration or litigation with former employees in connection with their departure. In any such proceeding we intend to defend ourselves vigorously which may be expensive. We retain employment practices liability and director and officer liability insurance but there can be no guarantee that such insurance will cover the claims that are made or will insure us fully for all losses on covered claims. Any such arbitration or litigation may distract our management and consume resources that would otherwise have been directed toward achieving our operating plan and generating increased revenue, which may further cause a decline in our stock price.

We depend substantially on a single product, the SilverHawk, which we commercially launched in the United States at the beginning of 2004, for most of our revenue. If the SilverHawk fails to further penetrate the market or loses market acceptance, our business will suffer.

The SilverHawk is our main product, and we are largely dependent on it. We expect that sales of the SilverHawk in the United States will account for a substantial portion of our revenue for the foreseeable future. We do not know if the SilverHawk will be successful over the long term. Market acceptance of the SilverHawk may be hindered if physicians are not presented with compelling data from long-term studies of the safety and efficacy of the SilverHawk compared against alternative procedures, such as angioplasty, stenting or bypass grafting. We recently announced plans to conduct a study comparing treatment with the SilverHawk to bypass grafting, but it will be more than a year before initial data is available from that study and several years until the study is concluded and final data is available. In addition, demand for the SilverHawk may decline or may not increase as quickly as we expect. Failure of the SilverHawk to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

There exists limited long-term data regarding the safety and efficacy of the SilverHawk. Future long-term data may not be positive or consistent with data currently available, which would affect the rate at which our device is adopted.

Our success depends heavily on acceptance of the SilverHawk by the medical community as safe and effective. Important factors upon which the efficacy of the SilverHawk will be measured are long-term data on the rate of restenosis, or plaque regrowth following our procedure, and the corresponding duration of patency, or openness of the artery. Another important factor that physicians will consider is the rate of reintervention, or retreatment, following the SilverHawk procedure. Because our technology is relatively new in the treatment of PAD, to date there have been a limited number of single-center, clinical experiences with limited patient populations that have measured short-term restenosis and patency rates up to one year following treatment. None of these studies were conducted by us. We are conducting studies designed to measure restenosis rates or patency rates after treatment with the SilverHawk. These studies may be expensive and time consuming and the results may not prove favorable for the SilverHawk device.

Our TALON registry may produce limited subset data regarding restenosis and patency rates, but such an evaluation is not mandated by the registry protocol. We cannot provide any assurance that the data from the registry will be compelling to the medical community, because it may not be scientifically meaningful and may not demonstrate that the SilverHawk is an attractive procedure when compared against data from alternative procedures. In addition, the long-term effects of the SilverHawk procedure are not known.

The results of limited long-term data and of short-term clinical experience of the SilverHawk do not necessarily predict long-term clinical benefit. Restenosis rates usually increase over time, and typically two-year restenosis rates are substantially higher than one-year results. We believe that physicians will compare the rates of long-term restenosis and reintervention for the SilverHawk procedure against alternative procedures, such as angioplasty, stenting and bypass grafting. If long-term rates of restenosis and reintervention do not meet physicians’ expectations, the SilverHawk may not become widely adopted and physicians may recommend alternative treatments for their patients. Other significant factors that physicians will consider include acute safety data on complications that occur during the SilverHawk procedure. If the results obtained from any future clinical studies or clinical or commercial experience indicate that the SilverHawk is not as safe or effective as other treatment options or as prior short-term or long-term data would suggest, adoption of our product may suffer and our business would be harmed.

Even if we believe the data collected from clinical studies or clinical experience indicate positive results, each physician’s actual experience with our device will vary. Clinical studies conducted with the SilverHawk, as well as clinical experience recorded in the TALON registry, have involved procedures performed by physicians who are technically-proficient and high-volume users of the SilverHawk. Consequently, both short and long-term results reported in these studies and the TALON registry may be significantly more favorable than typical results of practicing physicians, which could negatively impact rates of adoption of the SilverHawk.

If we make acquisitions or divestitures, we could encounter difficulties that harm our business.

We may acquire companies, products or technologies that we believe to be complementary to the present or future direction of our business. If we engage in such acquisitions, we may have difficulty integrating the acquired personnel, financials, operations, products or technologies. For example, on September 12, 2006, we acquired Kerberos Proximal Solutions, Inc. and we are now beginning to sell the Rinspiration System. We may find that we are unable to gain market share or physician acceptance for this product. In addition, we may experience difficulties with transitioning the manufacturing of the Rinspiration System to our facilities and the Rinspiration System may be subject to regulatory and intellectual property risks that are different from those that we have encountered with the SilverHawk. Acquisitions may dilute our earnings per share, disrupt our ongoing business, distract our management and employees, increase our expenses, subject us to liabilities, and increase our risk of litigation, all of which could harm our business. If we use cash to acquire companies, products or technologies, it may divert resources otherwise available for other purposes. If we use our common stock to acquire companies, products or technologies, our stockholders may experience substantial dilution.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. Any of our officers and other key employees may terminate their employment at any time. In December 2005 our president and chief executive officer retired from our company. Since then, our vice president of sales and vice president of marketing have resigned. In addition, we decided to replace our chief operating officer. The further loss of any of our senior management team could harm our business. Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would harm our ability to compete effectively and grow our business. The announcement of the loss of one of our key employees could further negatively affect our stock price.

We have a limited history of operations and a history of net losses that may prevent us from sustaining profitability.

We have a limited history of operations upon which you can evaluate our business. In particular, we incurred net losses of $14.1 million in the six months ended June 30, 2006 and $10.0 million in the six months ended June 30, 2005. As of June 30, 2006, we had an accumulated deficit of $99.2 million. We commenced full commercial sales of the SilverHawk in January 2004, and our short commercialization experience makes it difficult for us to predict future performance. Our failure to accurately predict financial performance may lead to volatility in our stock price. In addition, we expect our operating expenses will increase as we expand our business to meet anticipated growing demand for the SilverHawk and the Rinspiration System and devote resources to our sales and marketing programs and research and development activities. Our failure to sustain profitability would negatively impact the market price of our common stock.

Our future growth depends mainly on physician adoption of the SilverHawk, which requires physicians to change their screening and referral practices.

Although there is a significant correlation between PAD and coronary artery disease, many physicians do not routinely screen for PAD while screening for coronary artery disease. We target our sales efforts to interventional cardiologists and vascular surgeons because they are often the primary care physicians diagnosing and treating both coronary artery disease and PAD. However, the initial point of contact for many patients may be general practitioners, podiatrists, nephrologists or endocrinologists, each of whom commonly treats patients experiencing complications resulting from PAD. If we do not educate referring physicians about PAD in general and the existence of the SilverHawk in particular, they may not refer patients to interventional cardiologists, vascular surgeons or interventional radiologists for the SilverHawk procedure, and those patients may instead be surgically treated or treated with an alternative interventional procedure. If we are not successful in educating physicians about screening for PAD or about referral opportunities, our ability to increase our revenue may be impaired.

Our ability to market the SilverHawk in the United States is limited to use in peripheral vessels, and if we want to expand our marketing claims, we will need to file for additional FDA clearances or approvals and conduct further clinical trials, which would be expensive and time-consuming and may not be successful.

We have FDA clearance in the United States for the SilverHawk for treatment of atherosclerosis in the peripheral vasculature. This general clearance restricts our ability to market or advertise the SilverHawk for any specific indication within the peripheral arteries, which limits our ability to market the SilverHawk and could affect our growth. Off-label use of the SilverHawk outside the peripheral vasculature, in coronary and carotid arteries, has occurred and is likely to continue. In addition, off-label use for treatment of in-stent restenosis has occurred and is likely to continue. While off-label uses of medical devices are common and the FDA does not regulate physicians’ choice of treatments, the FDA does restrict a manufacturer’s communications regarding such off-label use. We may not actively promote or advertise the SilverHawk for off-label uses. In addition, we cannot make comparative claims regarding the use of the SilverHawk against any alternative treatments without conducting head-to-head comparative clinical studies. If our promotional activities fail to comply with the FDA’s regulations or guidelines, we may be subject to FDA warnings or enforcement action.

If we want to market the SilverHawk in the United States for use in coronary or carotid arteries, we will need to conduct further clinical trials and obtain premarket approval from the FDA. We previously began a clinical trial in support of FDA approval for use of the SilverHawk in the coronary arteries. Based on 172 patients treated in this trial, we experienced 37 serious adverse events in treating 28 patients, including 10 perforations, two cases of emergency bypass surgery, three cases of stroke, 14 cases of heart attack and eight patient deaths. We voluntarily halted enrollment so that we could incorporate safety and design improvements into our coronary product. We believe that these serious adverse events resulted from a number of factors, including the patients’ overall poor health, the complexity of treating the bifurcated lesions called for under the trial protocol, and the application of our device in the coronary arteries, which are extremely small and constantly move as the heart beats. We have made several design modifications to the coronary versions of our devices, and we have submitted an application to the FDA for a new Investigational Device Exemption, or IDE. The FDA has responded to our IDE application, and we now expect that further modifications to our devices will be necessary before the new trial can be started in the U.S. to evaluate the safety and efficacy of the SilverHawk in the coronary arteries. We cannot predict when the trial will be initiated, the outcome of such a trial or whether the results will adequately demonstrate the safety and efficacy of the SilverHawk for use in coronary arteries.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

The growth that we have experienced, and in the future may experience, presents challenges to our company requiring us to rapidly expand our organization. Expansion in our organization may result in less experienced people producing and selling our product, which could result in unanticipated costs and disruptions to our operations. If we cannot scale and manage our business appropriately, our anticipated growth may be impaired and our financial results will suffer.

We have limited experience manufacturing the SilverHawk in commercial quantities and no experience in manufacturing the Rinspiration System, which could adversely impact our business.

Because we have only limited experience in manufacturing the SilverHawk in commercial quantities and no experience in manufacturing the Rinspiration System, we may encounter unforeseen situations that would result in delays or shortfalls. For example, in June 2004, we initiated a voluntary recall of two lots of the SilverHawk due to the possibility of improper sterilization at one of two approved sterilization facilities. We may encounter difficulties and delays in manufacturing our products for the following additional reasons:

•	we have significantly expanded our manufacturing operations, and our production processes may have to change to accommodate this growth;

•	key components of our products are currently provided by a single supplier or limited number of suppliers, and we do not maintain large inventory levels of these components;

•	to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who are in short supply, for the assembly and testing operations; and

•	all of our manufacturing occurs in facilities located in the San Francisco bay area and if we were to lose availability of these facilities due to earthquake, fire, natural disaster or other disruptions, our operations would be significantly impaired.

If our manufacturing operations are unable to meet demand for our products, our revenue could be impaired, market acceptance for our products could be adversely affected, and our customers might instead purchase our competitors’ products. Additionally, although we maintain business interruption insurance, there can be no assurance that the proceeds of such insurance would be sufficient to offset any loss that we might incur or that we would be able to retain our customer base if operations were disrupted.

We depend on third-party vendors in our manufacturing operations, making us vulnerable to supply shortages and price fluctuations that could harm our business.

We currently rely on third-party vendors for the manufacture of most of the components used in the SilverHawk and the Rinspiration Sytem. Our reliance on these vendors subjects us to a number of risks that could impact our ability to manufacture our product and harm our business, including:

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and

•	delays in delivery by our suppliers due to changes in demand from us or their other customers.

Any significant delay or interruption in the supply of components, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and harm our business.

We depend on single and limited source suppliers for some of the components of the SilverHawk and the Rinspiration System, and if any of those suppliers are unable or unwilling to produce these components or supply them in the quantities that we need, we would experience manufacturing delays as a result.

We rely on single and limited source suppliers for several of the components of the SilverHawk and the Rinspiration System. For example, for the SilverHawk, we rely on one vendor for our torque shaft, one vendor for our cutting blade motor, one vendor for our cutter assembly, and one vendor for our tip housing. For the Rinspiration System, we rely on one vendor for the hub and one vendor for the dual lumen extrusions. These components are critical to the SilverHawk and the Rinspiration System and there are few alternative sources of supply for them. We do not carry a significant inventory of these components. Identifying and qualifying additional or replacement suppliers for any of the components used in the SilverHawk and the

Rinspiration System, if required, may not be accomplished quickly or at all and could involve significant additional costs. Any supply interruption from our vendors or failure to obtain additional vendors for any of the components used to manufacture the SilverHawk and the Rinspiration System would limit our ability to manufacture our product and could therefore have a material adverse effect on our business, financial condition and results of operations.

The use, misuse or off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.

We neither provide training for physicians nor require that physicians be trained in the use of the SilverHawk or the Rinspiration System by a third party because we market primarily to physicians who are skilled in the interventional techniques required to use our device. Although the SilverHawk is cleared by the FDA for the treatment of atherosclerosis in the peripheral vasculature, we have indicated through our marketing efforts that certain treatment locations, such as arteries below the knee or above the leg, are not suited for physicians with limited experience using the device. There may be increased risk of injury if such physicians attempt SilverHawk procedures in peripheral arteries in these areas of the body. Although the Rinspiration System is cleared by the FDA to rinse and aspirate emboli and thrombi from the coronary and peripheral vasculature, we do not promote use of the product in other areas of the body. There may be increased risk of injury if physicians attempt Rinspiration System procedures in these other areas of the body. Not requiring training specific to the use of our devices in various parts of the body may expose us to greater risk of product liability if injuries occur during procedures using the SilverHawk or the Rinspiration System. If demand for our products continues to grow, less skilled surgeons will likely use our products, potentially leading to more injury and an increased risk of product liability.

The use or misuse of the SilverHawk in the peripheral and coronary arteries has in the past resulted, and with respect to the SilverHawk and the Rinspiration System may in the future result, in complications, including damage to the treated artery, internal bleeding, limb loss and death, potentially leading to a product liability claim. The SilverHawk is not FDA-cleared or approved for treatment of carotid arteries, which are arteries leading to the brain, coronary arteries, or in-stent restenosis in the United States. The Rinspiration System is not FDA cleared or approved for treatment of carotid arteries in the United States. Our sales force does not promote our products for off-label uses, and our U.S. instructions for use for the SilverHawk specify that the SilverHawk is not intended for use in the coronary arteries or carotid arteries. However, we cannot prevent a physician from using our products for off-label applications. The application of the SilverHawk to coronary arteries, as opposed to peripheral arteries, is more likely to result in complications that have serious consequences. For example, if excised plaque were not captured properly in the SilverHawk, it could be carried by the bloodstream to a narrower location, blocking a coronary artery, leading to a heart attack, or blocking an artery to the brain, leading to a stroke. We have had three reported incidents of stroke in our halted coronary trial for the SilverHawk, which may have been caused by excised arterial plaque entering the bloodstream. The application of the Rinspiration System to carotid arteries, as opposed to coronary or peripheral arteries, may result in complications that have serious consequences. For example, if excised plaque were not captured properly in the Rinspiration System, it could be carried by the bloodstream to a narrower location, blocking a carotid artery or leading to a stroke. If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. If our past or present operations, including our consulting arrangements with physicians who use our product, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results.

With regard to the SilverHawk, we compete against very large and well-known stent and angioplasty device manufacturers, including Abbott Laboratories, Boston Scientific, Cook, Johnson & Johnson and Medtronic. We also compete against smaller manufacturers, including, among others: ev3, a manufacturer of peripheral vascular stents and angioplasty devices; Spectranetics, a manufacturer of excimer lasers for the treatment of coronary artery disease and PAD; W. L. Gore, (Medical Products Division), a manufacturer of endoprostheses stent-grafts, and Angioscore, a manufacturer of angioplasty devices. There are also several other companies that provide products used by surgeons in peripheral bypass procedures. Other competitors include pharmaceutical companies that manufacture drugs for the treatment of mild to moderate PAD. With regard to the Rinspiration System, we compete against Possis Medical, ev3, Vascular Solutions, and several other manufacturers of aspiration catheters. Many of our competitors have significantly greater financial and human capital resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

Our ability to compete effectively depends on our ability to distinguish our company and our products from our competitors and their products, and includes such factors as:

•	the ability of our products to treat patients safely and effectively;

•	predictable clinical performance;

•	ease of use;

•	price;

•	adequate third-party reimbursement; and

•	brand and name recognition.

Our competitors with greater financial resources could acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product, which may cause our revenue to decline and would harm our business.

Our ability to compete also depends on our ability to innovate successfully. If our competitors can compete directly against us or demonstrate the safety and efficacy of other methods of treatment, our revenue may decline.

The market for medical devices is highly competitive, dynamic, and marked by rapid and substantial technological development and product innovations. There are few barriers that would prevent new entrants or existing competitors from developing products that compete directly with ours. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. For example, drug-eluting stents have been developed for treating coronary artery disease and have been rapidly adopted. Cook is currently conducting clinical trials for the use of drug-eluting stents and Edwards is conducting clinical trials for the use of non-drug-eluting stents in the peripheral vasculature, each of which, if successful, may impact future SilverHawk sales. We are also aware of at least two other companies, Cardiovascular Systems, Inc. and Pathway Medical, developing plaque-removal devices intended for the treatment of PAD. If we are unable to innovate successfully or if new competitors emerge, our products could become obsolete, and our revenue would decline as our customers purchase our competitors’ products.

We rely significantly on our chief executive officer for guidance and direction regarding the development of new products and improvements to existing products. We may choose to acquire complementary products and technologies to augment the number of our product offerings and add to the diversity of the SilverHawk system. Any acquisitions that we make may divert management’s attention from our core programs and may consume necessary resources without generating significant additional revenue.

We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell our products.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims with our competitors or others and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming. Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or injunctions which would require us to seek licenses. In addition, if we are found to willfully infringe third-party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a significant adverse impact on our business.

We are aware of patents held by Boston Scientific that may be asserted against us in litigation that could be costly and could limit our ability to sell the SilverHawk.

We are aware of patent families related to catheter positioning and atherectomy, or plaque removal, owned or licensed by Boston Scientific. With regard to atherectomy patents, one of our founders, Dr. John Simpson, founded a company prior to founding our company that developed an atherectomy device that is currently sold by Boston Scientific, and he is a listed inventor on several patents covering that device. Boston Scientific’s device is currently marketed and sold for use in coronary arteries. We are not currently aware of any claims Boston Scientific has made or intends to make against us. Because of a doctrine known as “assignor estoppel,” if any of Dr. Simpson’s earlier patents are asserted against us by Boston Scientific, we may be prevented from asserting an invalidity defense regarding those patents, and our defense may be compromised. Boston Scientific has significantly greater financial resources than we do to pursue patent litigation and can assert these patent families against us at any time. Adverse determinations in such litigation could prevent us from manufacturing or selling the SilverHawk, which would have a significant adverse impact on our business.

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

We rely on patents, trade secret laws and confidentiality agreements to protect our technology and products. Our pending patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we have obtained or will obtain in the future might be invalidated or circumvented by third parties. Should such challenges be successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. In addition, competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

If we fail to obtain and maintain necessary regulatory clearances or approvals for our products, or if clearances or approvals for future products and indications are delayed or not issued, our commercial operations would be harmed.

The SilverHawk and the Rinspiration System are medical devices that are subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries where we do business. Government regulations specific to medical devices are wide-ranging and govern, among other things:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	premarketing clearance or approval;

•	record keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, reporting of deaths or serious injuries and medical device reporting.

Before a new medical device or a new use of, or claim for, an existing product can be marketed in the United States, a company must first apply for and receive either 510(k) clearance or premarketing approval from the FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. Although we have obtained 510(k) clearance to market the SilverHawk for treatment of atherosclerosis in the peripheral vasculature and the Rinspiration System for removal of thrombis and infusion of physician-specified fluids in the coronary and peripheral vasculature, our clearances can be revoked if safety or efficacy problems develop. We voluntarily suspended our U.S. clinical trial for the use of the SilverHawk in coronary arteries. To market the SilverHawk in the United States for this use, we must successfully complete a clinical trial, submit a premarket approval application to the FDA and obtain premarket approval. Therefore, even once we believe we have successfully developed the SilverHawk for use in the coronary arteries, we may not be permitted to market our device for this indication in the United States for a number of years, if at all. Delays in obtaining approval could adversely affect our future growth.

We are also subject to medical device reporting regulations that require us to report to the FDA if our product causes or contributes to a death or serious injury or if a malfunction, were it to occur, might cause or contribute to a death or serious injury. For the second quarter of 2006, the FDA has received eight medical device reports associated with procedures where the SilverHawk was used. These filings included two deaths, one procedurally-related (no device failure) that resulted in post-procedure death due to septic shock stemming from pre-existing gangrene and one in which surgery was performed to remove a detached nosecone that was later determined to be located in the sheath and not the patient. The patient died five days later due to unrelated cardiac issues. The remaining filings were comprised of one due to the placement of a covered stent to treat a fistula caused during the retraction of a device into a damaged sheath, two filings due to two devices used in the same case that resulted in surgery to clear an occlusion that resulted from either procedure or device-related emboli, one due to intervention to remove emboli after treatment of a chronic total occlusion, one due to emboli from a damaged tip, and one due to a cut-down procedure being required to repair a perforation in an artery in the foot.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products; new intended uses of, or modifications to, existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business and financial condition would be harmed.

Modifications to our products may require new 510(k) clearances or premarket approvals or may require us to recall or cease marketing our products until clearances are obtained.

Modifications to our products may require new 510(k) clearances or premarket approvals or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our products in a timely fashion, or at all. Delays in obtaining required future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing our products as modified, which could harm our operating results and require us to redesign our products. In these circumstances, we may be subject to significant enforcement actions.

If we or our suppliers fail to comply with the FDA’s Quality System Regulation, our manufacturing operations could be delayed and our product sales could suffer.

Our manufacturing processes and those of our suppliers are required to comply with the FDA’s Quality System Regulation, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. We are also subject to similar state requirements and licenses. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. We were inspected by the FDA in June 2006, and four observations were noted. We are in the process of submitting documentation to address said observations. If these corrective action are not accepted or if we fail a Quality System inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline.

Our products may in the future be subject to product recalls that could harm our reputation.

The FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. In June 2004, we initiated a voluntary recall of two lots of the SilverHawk due to the possibility of improper sterilization. We continue to use both the testing facility and sterilization facility involved in the recall. In October 2004, we received a formal closure notice from the FDA regarding the recall. Additional recalls of the SilverHawk would divert managerial and financial resources, harm our reputation with customers and have an adverse effect on our financial condition and results of operations. A recall announcement would negatively affect our stock price.

Changes in coverage and reimbursement for procedures using our products could affect the adoption of our products and our future revenue.

Currently, the SilverHawk procedure is typically reimbursed by third-party payors, including Medicare, Medicaid, and private healthcare insurance companies, under existing atherectomy procedure codes, and the Rinspiration Sytem is typically reimbursed by third-party payors, including Medicare, Medicaid, and private healthcare insurance companies, under existing thrombectomy codes. These payors may adversely change their coverage and reimbursement policies, as well as payment amounts. In April 2006, the Centers for Medicare & Medicaid Services, or CMS, released for public comment a recommendation that the three in-patient reimbursement codes most frequently used with the SilverHawk procedure, DRGs 479, 553 and 554, be reduced for the 2007 fiscal year by 9%, 6% and 3%, respectively. Also, healthcare reform legislation or regulation may be proposed or enacted in the future, which may adversely affect such policies and amounts. We cannot predict whether and to what extent existing coverage and reimbursement will continue to be available. If physicians, hospitals and other providers are unable to obtain adequate coverage and reimbursement for procedures using our products, they are less likely to use them and our business would be adversely impacted.

The expense and potential unavailability of insurance coverage for our company or our customers could adversely affect our ability to sell our products, which would harm our business.

We may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and adversely affecting our financial condition and operating results.

Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing our products due to the cost or inability to procure insurance coverage.

Compliance with environmental laws and regulations could be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.

Our manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations produce biological waste materials, such as human and animal tissue, and waste solvents, such as isopropyl alcohol. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations may be expensive and non-compliance could result in substantial liabilities. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation. Our leased Redwood City facility was formerly occupied by Rohm & Haas and Occidental Chemical Company and contains residual contamination in soil and groundwater from these past industrial operations. Rohm & Haas and Occidental Chemical Company previously performed soil remediation on the property under the supervision of the California Regional Water Quality Control Board. Rohm & Haas has indemnified the owner of the Bay Road facility and its tenants against costs associated with the residual contamination, but there can be no assurance that this indemnification will be adequate to cover the extent of the liability. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

Our directors, officers, and affiliates have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of July 17, 2006, our directors, officers, and affiliates each holding more than 5% of our common stock collectively controlled approximately 26% our outstanding common stock, assuming the exercise of all options held by such persons. As a result, these stockholders, if they act together, would be able to exercise significant control over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws and Delaware law could discourage a takeover.

Our amended and restated certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a takeover. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled and that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth below in “Risk Factors,” describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact transpire or prove to be accurate. We undertake no duty to update any of these forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders. See “Selling Stockholders” and “Plan of Distribution” described below.

SELLING STOCKHOLDERS

The 389,653 shares of common stock covered by this prospectus were acquired by the selling stockholders from us in connection with our acquisition of Kerberos Proximal Solutions, Inc. on September 12, 2006. We agreed to file a registration statement with the SEC covering the resale of the shares issued in the acquisition. The following table sets forth certain information with respect to the ownership of our common stock as of September 12, 2006 for all of the selling stockholders.

We prepared the following table based on the information supplied to us by the selling stockholders named in the table. The selling stockholders may, however, have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided such information. None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

We do not know when or in what amounts a selling stockholder may offer shares of common stock for sale. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all, some, or none of their shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus and therefore, there will be no shares owned by the selling stockholders after the offering.

Name of Selling Stockholder	Number of shares owned prior to the offering	Number of shares being offered*
Alta BioPharma Partners III GmbH	1,715	1,715
Alta BioPharma Partners III, L.P.	25,540	25,540
Alta Embarcadero BioPharma Partners, L.P.	629	629
Donald Baim, M.D.	277	277
Boston Scientific Corporation	111,456	111,456
Zbigniew Cierkosz	32	32
Brian Courtney	6,345	6,345
Fitz Partners	887	887
Mary Lynn Gaddis	173	173
Charles Gibaut	223	223
Thomas Goff	13,088	13,088
Hung Ha	273	273
Casidy Hallsten	625	625
Fred Khosravi	2,875	2,875
Ann MacMahon	367	367
John M. MacMahon	23,374	23,374
Erin Mahoney	32	32
Jack Moorman	734	734

Name of Selling Stockholder	Number of shares owned prior to the offering	Number of shares being offered*
OCI Ltd.	1,073	1,073
Pinnacle Ventures I (Q) Equity Holdings, L.L.C.	620	620
Pinnacle Ventures I Affiliates, L.P.	12	12
RCT BioVentures West, L.L.C.	49,004	49,004
Research Corporation Technologies, Inc.	60,412	60,412
Carol Sage	816	816
Carl Simpson	4,200	4,200
TAC Associates, L.P.	2,267	2,267
Paul S. Teirstein, M.D.	554	554
Thomas Fogarty Separate Property	554	554
Three Arch Associates IV, L.P.	723	723
Three Arch Capital, L.P.	47,970	47,970
Three Arch Partners IV, L.P.	32,769	32,769
Mark Yang	34	34

*	Less than one percent (1%).

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling shares of our common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on The NASDAQ Global Market (or any other exchange on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

We have borne and will bear substantially all of the costs, expenses and fees in connection with the registration of the shares, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of common stock.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders may be subject to the anti-manipulation rules of Regulation M, which may limit the timing of purchases and sales of shares of our common stock by such selling stockholders.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed with each selling stockholder to keep the registration statement, of which this prospectus constitutes a part, effective with respect to its shares until the first to occur of (1) the one (1) year anniversary of our issuance of shares to such selling stockholder, (2) the eligibility of all such shares for resale under Rule 144 of the Securities Act and (3) such time as all of such selling stockholder’s shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C. own an interest representing less than 0.2% of the shares of our common stock.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to FoxHollow Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

•	our Annual Report on Form 10-K and Form 10-K/A for our fiscal year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2006 and June 30, 2006; and

•	our Current Reports on Form 8-K as filed with the SEC on January 9, 2006, January 20, 2006, January 26, 2006, January 31, 2006, February 21, 2006, February 24, 2006, March 28, 2006, May 4, 2006, June 5, 2006, June 30, 2006, August 2, 2006, August 28, 2006, September 13, 2006 and September 19 2006, and our Current Report of Form 8-K/A as filed with the SEC on September 22, 2006.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Matthew B. Ferguson

Chief Financial Officer

FoxHollow Technologies, Inc.

740 Bay Road

Redwood City, California 94063-2469

(650) 421-8400

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the SEC for the stock offered pursuant to this prospectus. This prospectus does not include all of the information contained in the registration statement and its exhibits. We have included all material terms of the registration statement and the related exhibits and schedules that are referred to in this prospectus. You should refer to the registration statement and its exhibits for additional information.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly, file reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$1,223
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	25,000
Miscellaneous	8,777

Total	$60,000

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VII of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in the our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also our undertakings set forth in Item 17.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated as of August 26, 2006, among FoxHollow Technologies, Inc., Navajo Acquisition Corporation, Kerberos Proximal Solutions, Inc., certain Principal Stockholders and Stockholders’ Representatives.

3.1**	Certificate of Incorporation of FoxHollow Technologies, Inc.

3.2**	Bylaws of FoxHollow Technologies, Inc.

Exhibit Number	Description
4.1**	Specimen Common Stock Certificate.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see Page II-4).

*	Incorporated by reference from our Current Report on Form 8-K dated August 28, 2006.

**	Incorporated by reference from our Registration Statement on Form S-1 (Registration No. 333-118191), which was declared effective on October 27, 2004.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that the undertakings set forth in clauses (i), (ii), and (iii) above shall not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on September 22, 2006.

FOXHOLLOW TECHNOLOGIES, INC.

By:	/s/ John B. Simpson
John B. Simpson, M.D., Ph.D.
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John B. Simpson and Matthew B. Ferguson and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John B. Simpson John B. Simpson	Chief Executive Officer and Director (Principal Executive Officer)	September 22, 2006

/s/ Matthew B. Ferguson Matthew B. Ferguson	Chief Financial Officer (Principal Accounting Officer)	September 22, 2006

/s/ Jeffrey B. Child Jeffrey B. Child	Director	September 22, 2006

/s/ Myrtle S. Potter Myrtle S. Potter	Director	September 22, 2006

/s/ Sanford Fitch Sanford Fitch	Director	September 22, 2006

/s/ Tomoaki Hinohara Tomoaki Hinohara	Director	September 22, 2006

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated as of August 26, 2006, among FoxHollow Technologies, Inc., Navajo Acquisition Corporation, Kerberos Proximal Solutions, Inc., certain Principal Stockholders and Stockholders’ Representatives.

3.1**	Certificate of Incorporation of FoxHollow Technologies, Inc.

3.2**	Bylaws of FoxHollow Technologies, Inc.

4.1**	Specimen Common Stock Certificate.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see Page II-4).

*	Incorporated by reference from our Current Report on Form 8-K dated August 28, 2006.

**	Incorporated by reference from our Registration Statement on Form S-1 (Registration No. 333-118191), which was declared effective on October 27, 2004.